

August 1, 2011

Via E-Mail

Angela M. Dowd, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

>   **Re: Harbin Electric, Inc.**
>   **Preliminary Schedule 14A**
>   **Filed July 13, 2011**
>   **File No. 001-33276**
>
>   **Schedule 13E-3**
>   **Filed June 10, 2011 by Harbin Electric, Inc., Tech Full Electric**
>   **Company Limited, Tech Full Electric Acquisition, Inc., Tianfu**
>   **Yang, Hero Wave Investments Limited, Tianfu Investments**
>   **Limited, Abax Lotus Ltd., Abax Nai Xin A Ltd., Abax Global**
>   **Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund,**
>   **Abax Claremont Ltd., Abax Global Capital, Abax Global Capital**
>   **(Hong Kong) Limited, AGC Asia 5 Ltd., Prosper Expand Ltd.,**
>   **Abax Emerald Ltd., Xiang Dong Yang, Tianli Yang, Sea Giant**
>   **Investments Limited, Zedong Xu, Victory Lake Investments**
>   **Limited, Suofei Xu, Broad Globe Investments Limited, Lanxiang**
>   **Gao, and Acme Winner Group Limited**
>   **File No. 005-80112**

Dear Ms. Dowd:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your document to comply with all applicable comments in our letter to you dated June 27, 2011. When you respond to this letter, please tell us how you addressed each of those comments.

Schedule 13E-3

Item 2. Subject Company Information

2. Please include the disclosure in Items 2(e), 2(f), 3(b) in appropriate locations in the proxy statement.

Item 16. Exhibits

3. We note that you have requested confidential treatment for certain exhibits. We will review and provide comments on your request separately. All comments concerning your confidential treatment request must be resolved prior to mailing your proxy statement.

Preliminary Proxy Statement

Cover Letter

4. Please revise the disclosure to name individually each person that is included in the defined term "Buyer Group."

Summary Term Sheet, page 1

5. We note your disclosure here (under the caption "Recommendation of the Special Committee and Board of Directors," page 3) and elsewhere in the proxy statement that the special committee, the board of directors and the Buyer Group determined that the merger is fair to and in the best interests of the company and its stockholders "other than members of the Buyer Group." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

Cautionary Statement Regarding Forward-Looking Statements, page 17

6. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this and every section currently appearing before the Special Factors section.

Special Factors

Background of the Merger, page 35

7.   Please revise your disclosure to explain why Baring determined not to participate in the acquisition of the company (November 19, 2010 entry, page 39).

8.   Refer to the entry dated December 7, 2010 (page 40). Please provide the disclosure required by Items 1015 and 1016(c) of Regulation M-A with respect to the E&Y Report.

9.   Refer to the entries dated January 22, 2011 (page 42) and February 21, 2011 (page 44). Please disclose why the special committee determined to eliminate bidders 3, 6, 2 and 9 from the sales process.

10.   Refer to the entry dated February 8, 2011 (page 44). Please quantify the indication of interest received on this date from bidder 9 and any other indications of interest made by other bidders throughout the sales process.

11.   Refer to the entry dated February 28, 2011 (page 44). Please describe the comments made by Mr. Tianfu Yang with respect to the bidders then participating in the sales process.

12.   Refer to the entry dated March 9, 2011 (page 45). Please describe the "interest levels" of the remaining potential bidders on this date.

13.   Refer to the entry dated March 21, 2011 (page 45). Please expand your disclosure relating to the elimination of bidders 4, 5 and 8 from the sales process by describing the strength of the bids and any perceived weaknesses in the bids.

14.   Refer to the entry dated April 8, 2011 (page 45). Please explain why Mr. Tianfu Yang was willing to work with Abax but not with bidders 2 or 7.

15.   Refer to the entry dated April 9, 2011 (page 45). Please explain why Mr. Tianfu Yang's participation in the acquisition of the company was necessary, as it appears the elimination of bidders 2 and 7 was as a result of such a requirement. We note that Mr. Tianfu Yang did not hold a majority of the shares in the company, thus a transaction with another bidder could have been approved by your security holders despite a potential negative response from Mr. Tianfu Yang. Please make a similar revision to the disclosure appearing in the second "unfavorable" bullet point, on page 55.

16.   Refer to the entry dated May 2, 2011 (page 47). We note that both Morgan Stanley and Lazard made preliminary presentations to the special committee.

Provide the disclosure required by Item 1015(b) of Regulation M-A with respect to these presentations. If either of these presentations were written, please file it as an exhibit to Schedule 13E-3, in accordance with Item 1016(c) of Regulation M-A. Please apply this comment to the preliminary financial analyses provided by these advisors on June 13, 2011 (page 49).

17. With respect to the same entry, please tell us where you have included a discussion of the alternative transactions referenced here or provide the disclosure required by Item 1013(b) of Regulation M-A.

18. Refer to the entry dated May 3, 2011 (page 47). Describe the discussion Lazard held with Mr. Tianfu Yang.

19. Refer to the entry dated May 4, 2011 (page 47). Describe the issues Morgan Stanley, Lazard and Goldman Sachs discussed.

20. Refer to the entry dated May 10, 2011 (page 48). Please revise to explain why Mr. Tianfu Yang agreed to pay $500,000 to Baring.

21. Refer to the entry dated May 19, 2011 (page 48). Please quantify here the "valuation of the Company implied from management projections."

22. Refer to the first paragraph on page 50. Please describe the basis upon which the special committee determined to use compounded annual growth rates of 10% to 15% and EBITDA margins of -4% to 1%.

23. Refer to the entry dated June 19, 2011 (page 50). Please explain why Morgan Stanley, Lazard and Gibson Dunn met with Mr. Ye and not with other members of the board."

Recommendation of the Special Committee and Board of Directors, page 52

24. Please revise to specifically state that the special committee's and board of directors' determinations address both substantial and procedural fairness.

The Special Committee, page 52

25. Please address how any filing person relying on the opinions of Morgan Stanley and Lazard was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinions addressed fairness with respect to holders of your shares other than the Buyer Group and their affiliates, rather than all security holders unaffiliated with the company.

26. Please revise the third bullet point on page 53 to describe the potential risks and uncertainties associated with the future prospects of the company and what those

future prospects were. Also, quantify the costs associated with complying with the regulatory requirements of US and Chinese governmental agencies.

27.   Please revise the penultimate bullet point on page 53 to describe the basis for the belief expressed relating to the completion of the merger and the timing thereof.

28.   Please refer to the penultimate bullet point on page 54. Please revise your disclosure to describe how the economic incentives included in the compensation arrangements with the financial advisors will assist in the achievement of benefits for the company's security holders. We note that the transaction price remained at $24 per share since it was first offered by Mr. Tianfu Yang, prior to the retention of the financial advisors.

29.   Please revise your disclosure to describe how the special committee addressed the results of the discounted cash flow analysis conducted by Lazard using the April 2011 Case, which resulted in a range higher than the transaction price of $24 per share. Similarly, describe what consideration the special committee gave to the Other Public Company Benchmarks-Trading Analysis conducted by Lazard (page 68), which also resulted in value ranges above the transaction price of $24 per share.

30.   We note your disclosure on page 55 that the special committee considered the possibility that the company's stock could be relisted, following the merger, on an Asian exchange at a higher valuation than that being paid in the merger. Please describe the basis for the belief that the company could be relisted and that it could be relisted at a higher valuation than the current transaction price.

31.   Please revise your disclosure to address the factors listed in instruction 2 to Item 1014 of Regulation M-A.

Position of the Board of Directors, page 56

32.   Please revise the bullet point on page 57 to describe the board members' views about the value of the company and the relative future prospects of the company.

33.   We note that the special committee adopted the financial advisors' analyses and opinion and that the board of directors considered the factors considered by the special committee in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board adopted the special committee's analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Opinion of Morgan Stanley & Co. LLC, page 57

34.   We note the assumptions Morgan Stanley made with respect to the Sensitivity
        Ranges on page 59. We also note that Morgan Stanley prepared the Sensitivity
        Ranges. Please explain why Morgan Stanley had to make an assumption with
        respect to its own work.

35.   Refer to the Discounted Analyst Price Target analysis. Please describe the basis
        for using an estimated cost of capital rate of 11.5%. Please apply this comment to
        the price-earnings ratio and equity cost of capital used in the Discounted Equity
        Value analysis, and the discount rate and forward EBITDA exit multiple used in
        the Discounted Cash Flow analysis.

36.   Refer to the Discounted Equity Value analysis. Please show how Morgan Stanley
        arrived at the price range disclosed.

37.   Please revise to disclose the data underlying the results described in the Precedent
        Premium Analysis in Affiliate Transactions and the Discounted Cash Flow
        analyses and to show how that information resulted in the multiples/values
        disclosed. If such data was not presented to the special committee, please revise
        the disclosure beginning on page 52 relating to the committee's fairness
        determination to state so and to explain how the special committee was able to
        evaluate Morgan Stanley's analyses without such data.

38.   We note the disclosure in the third paragraph on page 43 relating to the Morgan
        Stanley-Abax relationship. Please revise this section, under the caption
        "General," to provide the disclosure required by Item 1015(b)(4) with respect to
        Morgan Stanley and the parties listed in clauses (i) and (ii) of that Item, including
        Abax.

Opinion of Lazard Frères & Co. LLC, page 63

39.   Please revise to disclose the data underlying the results described in the Public
        Company Benchmarks and the Discounted Cash Flow analysis and to show how
        that information resulted in the multiples/values disclosed. For example, disclose
        (i) the enterprise values, EBITDA, stock price and projected earnings for each
        comparable company that is the basis for the multiples and value ranges disclosed
        on pages 67 and 68-69 under the Public Company Benchmarks analysis, and (ii)
        the company's projected results that were used in conducting the Discounted Cash
        Flow analysis (or a cross-reference to those projections).

40.   Refer to the Public Company Benchmarks analysis. Please describe the basis for
        using EBITDA multiples of 3x-4.5x and 4.5x-6x. Please apply this comment to

the exit multiple and discount rate ranges used in the Discounted Cash Flow analysis.

41.   Please explain why the additional analyses appearing on page 67-69 were used for information purposes only and were not material to Lazard's opinion. When was the decision made to treat these analysis as informational only and who made that determination.

42.   We note the disclosure in the third paragraph on page 70 relating to Lazard and LFCM Holdings. Please revise this section to provide the disclosure required by Item 1015(b)(4) with respect to Lazard and the parties listed in clauses (i) and (ii) of that Item.

Management's Projected Financial Information, page 70

43.   Please disclose the full set of financial projections made available to the financial advisors instead of summaries as you indicate on page 70.

44.   We note that you appear to have included non-GAAP financial measures in the projected financial information. Please revise your disclosure to state whether any of the line-items included in the projections were prepared pursuant to GAAP. Also, with respect to non-GAAP line-items, revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Position of the Buyer Group Regarding the Fairness of the Merger, page 74

45.   Please revise the first bullet point on page 75 to explain the significance of the facts described to the Buyer Group's fairness determination.

46.   Please explain why the Buyer Group does not believe net book value reflects or has any meaningful impact on the market price of the company common stock or its assets or business.

47.   In connection with the disclosure relating to going concern value on page 75, please explain how going concern value is affected by the company's capital structure. Also, explain the basis for the Buyer Group's belief that the transaction price represents a premium to the going concern value of the company, especially in light of the Buyer Group's decision not to obtain a going concern value.

Plans for the Company after the Merger, page 78

48.   We note your disclosure on page 55 relating to the special committee's consideration of the possibility that the company stock may be relisted following

the merger. We also note that the CDB facility agreement contemplates a listing in its provisions relating to the loan's prepayment. Please disclose any plans to do so. Refer to Item 1006(c)(5) of Regulation M-A.

Rollover Financing, page 84

49.   Please revise this section and the section captioned "Voting Support Agreement" to name each person referenced instead of stating "certain" affiliates of Abax or members of the Buyer Group.

Form of Proxy Card

50.   Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions